Omagine, Inc.
                  Empire State Building
               350 Fifth Avenue, Suite 1103
                   New York, NY 10118

                                  November 23, 2009

VIA FEDERAL EXPRESS AND EDGAR
-----------------------------
Division of Corporate Finance
Mail Stop 3561
U.S. Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Attn: Mr. John Reynolds

     Re:     Omagine, Inc.
             Schedule Pre14A Proxy Statement
             File No. 0-17264
             Filed on September 30, 2009

Dear Mr. Reynolds:

This letter responds to comments contained in the Staff letter, dated November 12, 2009 and addressed to Mr. Frank J. Drohan, the Company's Chief Executive Officer with respect to the Company's filing of its Proxy Statement.

We have replied on a comment by comment basis, with each response following a repetition of the Staff's comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter.

General
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1.   We note your response in your letter dated November 4, 2009 to prior comments one and two regarding the Oman project and disclosure in your Form 10-Q for the quarter ended June 30, 2009. We also note the statement on page 30 of the Form 10-Q that your "original plan was to put the SEDA in place and utilize it only after the Development Agreement was signed . . . Two factors however have changed this plan." The 10-Q states that the factors changing this plan are delays in signing the agreement and your "obligation to capitalize the Project Company prior to the signing of the

                             (1)

     Development Agreement by paying the Company Capital
     Contribution." In contrast to your statement in response to prior comment one, it appears that the SEDA is being used partially to fund your obligation under the Oman project.
     Please revise or advise.

Response:
---------

As we disclosed in our Form 10-Q for the quarter ended June 30, 2009, the SEDA is being used to fund the Company Capital
Contribution. It is also correct, as we stated in our letter dated November 4, 2009 in response to prior comment one, that:

 "None of the proposals in the proxy statement are meant to facilitate the project or financing from the SEDA, nor do any of the proposals otherwise relate to either the project or financing from the SEDA."

The response to prior comment one and our previous disclosure that the SEDA is being used partially to fund our obligation under the Oman project do not contradict each other. Our statement in response to prior comment one was in reply to the Staff letter's inquiry in comment one as follows:

"Please advise us of the extent to which the proposals relate
                                         --------------------
to the Oman project and the Standby Equity Distribution Agreement (SEDA) with YA Global Investments. If the proposals
                                             ----------------
are meant to facilitate the project or financing from the SEDA,
------------
or otherwise relate to either, it is unclear why the proxy statement does not include updated disclosures about the status of the project and related arrangements."

With respect to the proposals in the Proxy Statement and the Oman Project, please note that:

  * None of the proposals in the Proxy Statement relate to the Oman Project;

  * None of the proposals in the Proxy Statement relate to the
    Standby Equity Distribution Agreement (SEDA) with YA Global
    Investments;
                             (2)

  * None of the proposals in the Proxy Statement are meant to facilitate the project;

  * None of the proposals in the Proxy Statement are meant to facilitate financing from the SEDA; and

  * None of the proposals in the Proxy Statement otherwise relate to facilitating either the Project or financing from the SEDA.

Although the Company, as disclosed in its Form 10-Q for the quarter ended June 30, 2009, has utilized the SEDA to fund the Company Capital Contribution, this fact is neither the subject matter of any proposal in the Proxy Statement nor is it the subject matter of comment one of the Staff letter (which refers exclusively to proxy proposals).

The delays in the signing of the Development Agreement have been fully disclosed by the Company in its previous Exchange Act filings.

In view of the foregoing explanation, the Company believes that the disclosure in the Proxy Statement and our response to prior comment one are consistent and that the Proxy Statement does not need to be revised.

                -----------------------------------


2. We note your response to prior two and statements regarding non-written changes to agreements. Please revise to describe any oral agreements that would be required, if they were written, to be filed as exhibits pursuant to Item 601(b)(10). See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance-regs-kinterp.htm.

Response:
---------

There are no material oral agreements with respect to the Oman project and related arrangements that are required to be filed

                             (3)
that have not been filed previously. All the Investor Agreements referenced in our Form 10-Q for the quarter ended June 30, 2009, and other Exchange Act filings, had been revised orally solely with respect to their termination dates. There are no other oral agreements that would be required, if they were written, to be filed as exhibits pursuant to Item 601(b)(10). We do not believe that the agreement of the OITP Fund to replace ORDC as an investor in Omagine LLC on terms identical to those memorialized in the Investor Agreement with ORDC, falls within the meaning of the instruction for Item 601(b)(10)(iii) since there is no effect whatsoever (material or otherwise) on the Company or on Omagine LLC other than the identity of the investor. We have reviewed Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations and it is our conclusion that since all Investor Agreements have previously been filed in their entirety as exhibits, and since they remain unchanged except for the indeterminate termination date, and since the oral agreement with respect to such indeterminate termination date has been previously disclosed, it is therefore unnecessary to provide any further written description of such Investor Agreements since the requirement for a written description of such Investor Agreements as required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii) has previously been fulfilled.

The Company has been working with Michael Baker Corp. ("MBC") for several years and the Company and MBC have a verbal understanding: (i) with respect to the role to be played by MBC if and when the Development Agreement with the Government of Oman is signed, (ii) that there is no legally binding agreement of any kind in existence between the Company and MBC until and unless the Company and MBC execute a definitive written agreement to that effect, and (iii) that even if the Development Agreement with the Government of Oman is signed, the Company is under no legal obligation whatsoever to execute any agreement with MBC.

Based on the foregoing the Company does not have (i) any
additional material written agreements to file with the
Commission, nor (ii) any oral agreements that would be required, if they were written, to be filed as exhibits pursuant to Item
601(b)(10).
                -----------------------------------


                             (3)

The Company hereby acknowledges the following:

  * the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

  * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, feel free to contact David B. Manno, Esq. of Sichenzia Ross Friedman Ference LLP (212 981-6772).



                                  Sincerely,

                                  /s/  Frank J. Drohan
                                  ---------------------
                                  Frank J. Drohan
                                  Chief Executive Officer
















                             (4)